ROYAL HOLIDAY MOBIL ESTATES

14284 Point Reyes St.

Fontana, CA  92336

714-536-3169

November 1, 2005

Babette Cooper

Staff Accountant

Mail Stop 3561

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC  20549-0306

Re:

Royal Holiday Mobile Estates

Item 4.01 8-K

Filed October 25, 2005

File No. 0-30261

Dear Ms. Cooper,

This letter is in response to your letter dated October 25, 2005.

Attached is marked copy of Amendment No. 1 to the subject 8-K which has been revised in response to the following comments (in italics):

Please amend to disclose whether the decision to change auditors was recommended or approved by your board of directors.

A statement has been made in response to this comment.

Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant’s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

The audit performed by Stonefield Josephson, Inc. for the year ended December 31, 2002 was the last audit performed for registrant.  The 8-K has been revised to state this fact as well as disclose that the auditors expressed uncertainty regarding the ability of registrant to continue as a going concern in that audit.

Include a letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

We have prepared the amended report to incorporate the letter as an exhibit. A copy of this amended report has been provided to Stonefield Josephson, Inc. and the letter has now been received and attached as an exhibit.

In preparation of its filings under the Securities Act of 1934, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if there are additional comments for our consideration.  We will withhold filing the amended report until such time that we receive your response.

Very truly yours,

/s/ Hector A. Veron

Hector A Veron

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K /A

Amendment No. 1

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)
October 14, 2005

ROYAL HOLIDAY MOBILE ESTATES

(Exact name of registrant as specified in its charter)

NEVADA	000-30261	88-0409168
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

14284 Point Reyes St.,

Fontana, CA  92336

(Address of principal executive office)

(909) 574-6470
(Registrant’s telephone number, including area code)

N/A

Former name, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]  Written communications pursuant to Rule 425 under the Securities Act  (17 CFR 230.425)

[ ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory note:  This Amendment No. 1 is filed to add information to Item 4.01 and to add Item 9.01.

Item 4.01    Changes in Registrant’s Certifying Accountant

(a)

Dismissal of Independent Registered Public Accounting Firm

On October 14, 2005, Stonefield Josephson, Inc. terminated their relationship ~~were terminated~~  as the independent accountants for Royal Holiday Mobile Estates (the “Registrant”).   The decision to change auditors was approved by the board of directors on October 14, 2005.

Stonefield Josephson, Inc.’s report on the Registrant’s financial statements for the year ended   December 31, 2002, contained no adverse opinion or disclaimer of opinion nor was it qualified as to audit scope or accounting principles except to express uncertainty regarding the Registrant’s ability to continue as a going concern. ~~.~~

No audit has been performed since the year ended December 31, 2002 . In connection with the ~~prior~~  audit for the year ended December 31, 2002, and during the interim period from January 1, 2003, to October 14, 2005, there have been no disagreements with Stonefield Josephson, Inc. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

The Registrant has requested that Stonefield Josephson, Inc. review this disclosure and that firm has been given an opportunity to furnish the Registrant with a letter addressed to the Commission containing any new information, clarification of the Registrant’s expression of its views, or the respect in which it does not agree with the statements made by the Registrant herein.  Such letter ~~will be~~ is filed as an exhibit to this amended Report  ~~when available~~ ..

ITEM 9.01   Financial Statements and Exhibits

(c)  Exhibits

16.1      Letter from Stonefield Josephson, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned thereunto duly authorized.

ROYAL HOLIDAY MOBILE ESTATES

By:

/s/  Hector A Veron

Hector A. Veron

President & Chief Executive Officer, and Director

Dated: October ~~24~~ 31 , 2005

2

Exhibit 16.1

Exhibit 16.1

November 1, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Royal Holiday Mobile Estates pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K report of Royal Holiday Mobile Estates dated October 31, 2005 (copy attached), which is to be filed with the United States Securities and Exchange Commission.  We agree with the statements concerning our Firm in such Form 8-K, except that we can make no comment as to whether the decision to change auditors was approved by the board of directors on October 14, 2005.

Very truly yours,

/s/ Stonefield Josepheson, Inc.

Stonefield Josephson, Inc.